UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025
Commission file number: 001-41516

TH International Limited

2501 Central Plaza 227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Completion of Issuance of Senior Secured Convertible Notes

On December 2, 2025, TH International Limited (“Tims China” or the “Company”), announced the closing of the issuance of senior secured convertible notes due September 2029 in an aggregate principal amount of approximately US$89.9 million (the “2029 Notes”), and amendment to the existing 2024 unsecured convertible notes of the Company.

Concurrently with the issuance of the 2029 Notes, the Company has repurchased from holders the entire outstanding principal amount of its variable rate convertible senior notes due 2026.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
4.1	Amended and Restated Certificate of Designation of Series A-2 Convertible Preferred Shares and Class A-1 Special Voting Share
10.1	Indenture
10.2	Letter Agreement to Amend the Convertible Subordinated Notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer

Date: December 3, 2025

[Signature Page to Form 6-K]

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